Commission File Number:1-13984


                                  UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

(Check One): |_| Form 10-K and Form 10-KSB |_| Form 20-F   |_| Form 11-K
             |X| Form 10-Q and Form 10-QSB |_| Form N-SAR

For Period Ended: September 30, 2006

            |_|   Transition Report on Form 10-K

            |_|   Transition Report on Form 20-F

            |_|   Transition Report on Form 11-K

            |_|   Transition Report on Form 10-Q

            |_|   Transition Report on Form N-SAR

For the Transition Period Ended: _______________________

    Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the items(s) to which the notification relates:
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PART I - REGISTRANT INFORMATION

BROOKLYN CHEESECAKE & DESSERTS COMPANY, INC.
Full Name of Registrant:

Creative Bakeries, Inc.
Former Name if Applicable

20 Passaic Avenue
Address of Principal Executive Office (Street and Number)

Fairfield, New Jersey 07004
City, State and Zip Code


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PART II - Rules 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

|X|         (a)   The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

|X|         (b)   The subject annual report, semi-annual report, transition
                  report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

|_|         (c)   The accountant's statement or other exhibit required by Rule
                  12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Registrant is awaiting third party confirmations. The Registrant anticipates the receipt of the confirmations and filing of its Form 10-QSB within five days of the date hereof.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

            Anthony Merante          973          808-8248
               (Name)            (Area Code) (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). |X| Yes |_| No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report portion thereof? |X| Yes |_| No

      If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

      As a result of the exchange of assets pursuant to the terms of the Asset Exchange Agreement entered into by the Company with its former Chairman Ronald Schutte on March 28, 2006, the Company exchanged certain assets of its wholly owned subsidiary JM Specialties Inc., and discontinued its baking operations which had historically experienced losses. In turn, the Company entered into a license agreement whereby it licensed certain intellectual property for a period of up to ten years and receives a royalty of one percent of net sales by the licensee. For the three month period ended September 30, 2005 the Company had losses of $209,506. For the three month period ended September 30, 2006, losses are anticipated (subject to final numbers) to be approximately $20,000 due to revenues derived from the license agreement and decreased expenses as a result of the exchange of assets.


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                  Brooklyn Cheesecake & Desserts Company, Inc.
                  --------------------------------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date: November 14, 2006                 By: /s/ Anthony Merante
                                           -------------------------------------
                                                Anthony Merante, President,
                                                Chief Executive Officer and
                                                Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).